Exhibit 99.1

Spotify Announces Stock Repurchase Program, Up to $1.0 Billion

NEW YORK — (BUSINESS WIRE) — Spotify Technology S.A. (NYSE: SPOT) (the “Company”) today announced that it will commence a stock repurchase program beginning in the third quarter of 2021. Repurchases of up to 10,000,000 of the Company’s ordinary shares have been authorized by the Company’s general meeting of shareholders, and the Board of Directors approved such repurchases up to the amount of $1.0 billion. The authorization to repurchase will expire on April 21, 2026. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program will be executed consistent with the Company’s capital allocation strategy, which will continue to prioritize aggressive investments to grow the business.

“This announcement demonstrates our confidence in Spotify’s business and the growth opportunities we see over the long term,” said Paul Vogel, Chief Financial Officer at Spotify. “We believe this is an attractive use of capital, and based on the strength of our balance sheet, we continue to see ample opportunity to invest and grow our business.”

Under the repurchase program, repurchases can be made from time to time using a variety of methods, including open market purchases, all in compliance with the rules of the United States Securities and Exchange Commission and other applicable legal requirements.

The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Forward Looking Statements

We would like to caution you certain of the above statements represent “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with the safe harbor provisions. Such forward-looking statements involve significant risks, uncertainties and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections, including but not limited to the following known material factors: our ability to attract prospective users and to retain existing users; competition for users, user listening time, and advertisers; risks associated with our international expansion and our ability to manage our growth; our ability to predict, recommend, and play content that our users enjoy; our ability to effectively monetize our service; our ability to generate sufficient revenue to be profitable or to generate positive cash flow and grow on a sustained basis; risks associated with the expansion of our operations to deliver non-music content, such as podcasts, including increased business, legal, financial, reputational, and competitive risks; potential disputes or liabilities associated with content made available on our service; risks relating to the acquisition, investment, and disposition of companies or technologies; our dependence upon third-party licenses for most of the content we stream; our lack of control over the providers of our content and their effect on our access to music and other content; our ability to comply with the many complex license agreements to which we are a party; our ability to accurately estimate the amounts payable under our license agreements; the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements; our ability to obtain accurate and comprehensive information about the compositions embodied in sound recordings in order to obtain necessary licenses or perform obligations under our existing license agreements; new copyright legislation and related regulations that may increase the cost and/or difficulty of music licensing; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; potential breaches of our security systems or systems of third parties, including as a result of our Work From Anywhere program; interruptions, delays, or discontinuations in service in our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and protection of user data; our ability to maintain, protect, and enhance our brand; payment-related risks; our ability to hire and retain key personnel, and challenges to productivity and integration as a result of our Work From Anywhere program; our ability to accurately estimate our user metrics and other estimates; risks associated with manipulation of stream counts and user accounts and unauthorized access to our services; tax-related risks; the concentration of voting power among our founders who have and will continue to have substantial control over our business; risks related to our status as a foreign private issuer; international, national or local economic, social or political conditions; risks associated with accounting estimates, currency fluctuations and foreign exchange controls; and the impact of the COVID-19 pandemic on our business and operations, including any adverse impact on advertising sales or subscriber revenue; risks related to our debt, including limitations on our cash flow for operations and our ability to satisfy our obligations under the Exchangeable Notes; our ability to raise the funds necessary to repurchase the Exchangeable Notes for cash, under certain circumstances, or to pay any cash amounts due upon exchange; provisions in the indenture governing the Exchangeable Notes delaying or preventing an otherwise beneficial takeover of us; and any adverse impact on our reported financial condition and results from the accounting methods for the Exchangeable Notes; and such other risks as set forth in our filings with the United States Securities and Exchange Commission.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

About Spotify Technology S.A.

Spotify is the world’s most popular audio streaming subscription service with a community of more than 365 million Monthly Active Users and 165 million Premium Subscribers. With a presence in 178 markets, and more than 70 million tracks including 2.9 million podcast titles, it has transformed the way people access and enjoy music and podcasts.

Investor Relations:

Bryan Goldberg

Lauren Katzen

ir@spotify.com

Public Relations:

Dustee Jenkins

press@spotify.com